東京青山・青木法律事務所

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Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax : +81 3 5157 2900
www.taalo-bakernet.com
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RECEIVED

07021836

FILE NO. 082-03311

March 8, 2007

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the documents of which contents were announced by the Company.

- Shiseido Co., Ltd. to Make Administrative Changes and Transfer Personnel (dated March 5, 2007) (Excerpt English translation);
- Notice of Changes of Shiseido's Corporate Officers (dated March 5, 2007) (English translation) and
- Notice of Changes of Shiseido's Corporate Auditors (dated March 5, 2007) (English translation).

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

RECEIVED

FILE NO. 082-03311

(Excerpt translation)

March 5, 2007

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Kazuhisa Shibata
General Manager of
Public Relations Department
(Tel: 03 - 3572 - 5111)

Shiseido Co., Ltd. to Make Administrative Changes and Transfer Personnel

Effective April 1, 2007, Shiseido Co., Ltd. will implement certain administrative changes and transfer designated personnel as follows.

Description

1. Implement Administrative Changes

1.1 Restructuring of Head Office Staff Department

The following restructuring will be implemented for the purposes of strengthening cooperation and raising efficiency within staff operations.

1) All of the functions of the Legal Department will be transferred to the General Affairs Department and renamed as the Legal Group, General Affairs Department for the purpose of greater alignment of risk control and legal functions for the entire Group. As a result, the Legal Department will be eliminated.

2) All of the functions of the current Executive Department will be transferred to the General Affairs Department and renamed the Executive Group, General Affairs Department for the purpose of integrating all companywide corporate communications functions. As a result, the Executive Department will be eliminated.

3) All of the functions of the current Investor Relations Department will be

transferred to the Financial Department and renamed the Investor Relations Group, Financial Department for the purpose of greater alignment of capital policymaking and disclosure of financial information. Consequently, the Investor Relations Department will be eliminated.

1.2 Restructuring of Research, Production and Technical Department

The Technical & Production Planning Department will be established to achieve stronger collaboration of research and development, production and technical departments within the Group and promote R&D, the devising of production strategic planning and radical innovation in production development.

1.3 Restructuring of International Business Division

The Europe Department and Asia Pacific Department will be integrated to form the Global Sales Department for the purposes of strengthening sales support and management functions in relevant countries, restructuring of business in distributor markets and realizing greater inroads into emerging markets.

1.4 Restructuring of Professional Business Operations Division

The following restructuring will be implemented for the purposes of augmenting the growth potential of the Professional Business Operations Division and strengthening cooperation within the business division.

1) The Esthetic Business Administration Department will be established for the purpose of augmenting the aesthetic business in prospective growth markets.

2) Excluding functions delegated to the above Esthetic Business Administration Department, the business strategic planning and promotion functions of the Professional Business Planning Department and the management and promotion functions for domestic and overseas products business and services business within the Professional Business Administration Department will be reorganized and integrated to form the Professional Business Planning Department. As a result, the Professional Business Administration Department will be eliminated.

1.5 Restructuring of Domestic Cosmetics Business

The following restructuring will be implemented for the purposes of greater alignment of various training functions and sales and store activity planning functions within the Domestic Cosmetics Business, as well as to shore up policies pertaining to structured retailers.

1) Functions related to Beauty Consultant (BC) activities, which is one of the functions conducted by the Retail Promotion Planning Group, Cosmetics Business Planning Department will be integrated with the BC training functions of the Training Department to form the Beauty Consulting Administration Group, Cosmetics Business Planning Department for the purposes of

augmenting BC activities and improving quality toward making our customers beautiful. In addition, the operational training functions of the Training Department will be transferred to the Sales Strategy Group, Cosmetics Business Planning Department, while its customer training functions will be transferred to the Sales Department, Specialty Stores. Consequently, the Training Department will be eliminated.

2) All of the functions of the Sales Department, Wholesalers will be transferred to the Sales Department, Structured Retail Stores to form the Wholesalers Sales Group, Sales Department, Structured Retail Stores for the purpose of further strengthening response toward structured retailers by pursuing greater alignment of wholesale and structured distribution functions. As a result, the Sales Department, Wholesalers will be eliminated.

2. Personnel transfer

(Translation omitted)

-END-

FILE NO. 082-03311

(Translation)

March 5, 2007

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Kazuhisa Shibata General Manager of Public Relations Department (Tel: 03 - 3572 - 5111)

Notice of Changes of Shiseido's Corporate Officers

Changes in Corporate Officers effective March 31 and April 1, 2007 are indicated below.

Description

1. Retiring Corporate Officers (Effective on March 31, 2007)

Name	Former Title	Remarks
Tadakatsu Saito	Corporate Senior Executive Officer [Chief Area Managing Officer of China]	
Yoshimaru Kumano	Corporate Executive Officer Responsible for Global R&D	
Takao Kakizaki	Corporate Officer Responsible for Boutique Business, Corporate Culture, Advertising Creation and Public Relations	
Tadashi Noguchi	Corporate Officer	
Masayuki Ishimaru	Corporate Officer [General Manager of Sales Department, Specialty Stores]	
Toshiro Nagaya	Corporate Officer Responsible for Production Business	

Name	Former Title	Remarks
Kazuko Ohya	Corporate Officer [General Manager of Corporate Culture Department]	Appointed Corporate Advisor on April 1, 2007 *Candidate for Corporate Auditor at the Ordinary General Meeting of Shareholders scheduled for the end of June 2007

2. New Corporate Officers (Effective on April 1, 2007)

Name	New Title	Former Title
Kozo Hanada	Corporate Officer [General Manager of Sales Department, Structured Retail Stores]	General Manager of Sales Department, Structured Retail Stores
Tatsuomi Takamori	Corporate Officer [Chief Officer of China Business Division]	Chief Officer of China Business Division
Mitsuo Takashige	Corporate Officer [General Manager of Personnel Department]	General Manager of Personnel Department
Takafumi Uchida	Corporate Officer [General Manager of General Affairs Department]	General Manager of General Affairs Department

3. Changes in Corporate Officers (Effective on April 1, 2007)

Name	New Title	Former Title
Seiji Nishimori	Representative Director: Vice President [Chief Area Managing Officer of China and Chief Officer of Professional Business Operations Division] Responsible for China Business, Professional Business, Advertising Creation, Public Relations and Corporate Culture	Representative Director: Vice President [Chief Officer of Professional Business Operations Division] Responsible for China Business and Professional Business
Yasuhiko Harada	Director: Corporate Executive Officer Responsible for Finance	Director: Corporate Executive Officer Responsible for Investor Relations, Finance, Legal and General Affairs
Kimie Iwata	Director: Corporate Executive Officer* Responsible for Personnel and Consumer Information	Director: Corporate Officer Responsible for Personnel, Executive and Consumer Information
Masaaki Komatsu	Director: Corporate Executive Officer Responsible for overseeing Research & Development, Production, Technical Affairs and Technical Planning	Director: Corporate Executive Officer Responsible for overseeing Research & Development, Production and Technical Affairs
Toshihide Ikeda	Corporate Officer Responsible for Technical Planning	Corporate Officer [General Manager of Technology & Engineering Center]

Name	New Title	Former Title
Kazutoshi Satake	Corporate Officer Responsible for Domestic Non-Shiseido Brand Business and Boutique Business	Corporate Officer Responsible for Domestic Non-Shiseido Brand Business

Note: *Promotion of Corporate Officer

- E N D -

FILE NO. 082-03311

(Translation)

March 5, 2007

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Kazuhisa Shibata General Manager of Public Relations Department (Tel: 03 - 3572 - 5111)

Notice of Changes of Shiseido's Corporate Auditors

Changes in Corporate Auditors effective April 1, 2007 are indicated below.

1. New Corporate Auditors

The final resolution will be approved at the Ordinary General Meeting of Shareholders and the subsequent Corporate Auditors Meeting scheduled toward the end of June 2007.

Name	New Title	Current Position
Kazuko Ohya	Corporate Auditor	Corporate Officer [General Manager of Corporate Culture Department] *Will resign post as Corporate Officer on March 31, 2007, and assume post of Corporate Advisor from April 1 until the conclusion of the Ordinary General Meeting of Shareholders at the end of June.
Nobuo Otsuka	External Corporate Auditor	President, Keiseikai Hospital (See reference)

2. Retiring Corporate Auditors

The terms of retiring Corporate Auditors will conclude following the Ordinary General Meeting of Shareholders scheduled to be held at the end of June 2007.

Name	Former Title
Isao Isejima	Corporate Auditor
Hiroshi Yasuda	External Corporate Auditor

-END-

<REFFRENCE>

Curriculum Vitae

Name: Nobuo Otsuka

Date of Birth: January 10, 1942

Career:

March 1966	Graduated from School of Medicine, Keio University
May 1967	Began classes in the Department of Neuropsychiatry at the School of Medicine, Keio University
May 1968	Hired by Inokashira Hospital (Mitaka-shi, Tokyo)
September 1971	Studied in France for two years under French government exchange student scholarship
September 1978	Received DMSc degree (School of Medicine, Keio University, No. 998)
September 1979	Left Inokashira Hospital
February 1980	Opened Oume Keiyu Hospital and assumed position of Director
November 1988	Reopened hospital as Keiseikai Hospital and assumed position of President and Director
February 2001	Assumed full-time position of President at Keiseikai Hospital
April 2005	Opened Yomiuri Land Keiyu Hospital

Key Public Offices:

- Chairman, Special Committee on Chronic Hospital Admissions Assessment, Medical Fee Survey Commission, Central Social Insurance Medical Council, Ministry of Health, Labour and Welfare
- Former Chairman and Observer, Japan Association for Improving Geriatric Medicine
- Executive Director, Japan Association of Long-term Care Hospitals
- Director, The Health Care Science Institute
- Council Member, Japan Council for Quality Health Care
- Part-time Instructor, Department of Neuropsychiatry, School of Medicine, Keio University

-END-

END